SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Acquisition of Shares of Aju Capital Co., Ltd.

On October 23, 2020, the Board of Directors of Woori Financial Group Inc. (“Woori Financial Group”) passed a resolution to approve the acquisition of common shares of Aju Capital Co., Ltd. (“Aju Capital”), a financial services company. The key details of the acquisition are as follows:

•	Number of shares to be acquired : 42,605,000

•	Purchase price (KRW) : 572,418,880,489 (subject to change)

•	Ratio of purchase price to total equity of Woori Financial Group : 2.25%, based on Woori Financial Group’s total equity of KRW 25,492,331,547,376 as of December 31, 2019.

•	Method of the acquisition: Cash payment

•	Purpose of share acquisition : To strengthen the business competitiveness of Woori Financial Group (and participate in management)

•	Total number of shares to be owned by Woori Financial Group following the acquisition: 42,605,000 (representing 74.04% of Aju Capital’s total issued shares)

•	Other material information

—

On October 23, 2020, in order to include Aju Capital as a wholly-owned subsidiary of Woori Financial Group, its Board of Directors resolved to purchase the shares of Aju Capital owned by Well to Sea Investment pursuant to Woori Bank’s right of first refusal* with respect to such shares.

*

On June 27, 2017, Woori Bank entered into a right of first refusal agreement with Well to Sea Investment pursuant to which, in the event that Well to Sea Investment intends to sell all or part of the shares of Aju Capital owned by it, Woori Bank or a third party designated by Woori Bank shall be granted a right of first refusal for such shares at a price calculated in accordance with a predetermined method set forth therein.

—

In the event that Woori Financial Group purchases such shares of Aju Capital, Aju Savings Bank, a wholly-owned subsidiary of Aju Capital (with 12,160,398 issued shares), is expected to become a second-tier subsidiary of Woori Financial Group. The inclusion of Aju Savings Bank as a second-tier subsidiary of Woori Financial Group requires approval from the regulators pursuant to relevant Korean regulations and laws, including the Financial Holding Company Act.

—	The date of transaction is currently undecided, and will be confirmed later.

•	Key financial data of Aju Capital

(in millions of Won)
	Total Assets	Total Liabilities	Total Equity	Share Capital	Operating Revenue	Net Income
FY2019	7,473,168	6,659,178	813,990	287,729	726,369	101,588
FY2018	6,201,432	5,449,071	752,361	287,729	615,238	90,969
FY2017	5,310,639	4,607,391	703,248	287,729	621,581	53,793

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: October 23, 2020	By:	/s/ Kyong-Hoon Park
(Signature)
	Name:	Kyong-Hoon Park
	Title:	Deputy President